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                                                   Pursuant to Rule 424(b)(3) on
                                                   Registration No. 333-26037

                      Supplement dated September 30, 1997
                     to Prospectus dated September 17, 1997


                      SECURITY CAPITAL GROUP INCORPORATED


     The following information supplements and amends the Prospectus, dated September 17, 1997, of Security Capital Group Incorporated ("Security Capital") relating to the issuance of 22,569,710 shares of Security Capital's Class B Common Stock. This Supplement should be read in conjunction with the Prospectus dated September 17, 1997.

     On September 29, 1997, Security Capital announced that it has called for redemption all $715.8 million principal amount of its outstanding 12% Convertible Subordinated Debentures due June 30, 2014 (the "2014 Convertible Debentures") on December 1, 1997. The 2014 Convertible Debentures will be redeemed at a redemption price of $1,000 per $1,000 principal amount of 2014 Convertible Debentures plus accrued and unpaid interest through December 1, 1997. As a result of the call, the 2014 Convertible Debentures are convertible, beginning on October 10, 1997 and ending on November 28, 1997, into shares of Security Capital's Class A Common Stock, par value $.01 per share (the "Class A Shares"), at the conversion rate of $1,046 per $1,000 of 2014 Convertible Debentures outstanding. If all outstanding 2014 Convertible Debentures are converted into Class A Shares, Security Capital will issue an additional 684,358 Class A Shares.